SECURI ISSION

07004490

RECEIVED FEB 2 8 2007 213 SEC MAIL PROCESSING SECTION WASH. D.C.

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AB* 3/15

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 50414

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Tobias Bros. Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

623 Fifth Avenue, Suite 2501
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Seth Tobias (212) 521-5050
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, P.C.
(Name -- *if individual, state last, first, middle name*)

4 Becker Farm Road	Roseland	New Jersey	07068
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

PROCESSED
MAR 2 1 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

AB 3/20

OATH OR AFFIRMATION

I, Seth Tobias, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Tobias Bros. Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

LUCILLE J. SCHIAVONE
Notary Public, State Of New York
No. 01SC6023784
Qualified In Richmond County
Commission Expires April 26, 2007

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TOBIAS BROS. INC.

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2006

TOBIAS BROS. INC.

CONTENTS

Certified
Public
Accountants

Rothstein, Kass & Company, P.C.
4 Becker Farm Road
Roseland, NJ 07068
tel 973.994.6666
fax 973.994.0337
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

Board of Directors
Tobias Bros. Inc.

We have audited the accompanying statement of financial condition of Tobias Bros. Inc. (the "Company") as of December 31, 2006. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Tobias Bros. Inc. as of December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
February 16, 2007

TOBIAS BROS. INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2006

ASSETS		
Cash	$	531,367
Receivable from clearing broker		212,746
Management and performance fees receivable		575,000
Property and equipment, net		70,344
Advances to stockholder		148,114
Due from affiliates		86,420
Marketable securities		46,185
Other assets		36,520
	$	1,706,696
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	874,686
Floor brokerage fee payable		25,109
Total liabilities		899,795
Stockholder's equity		
Common stock, no par value, authorized 2,500 shares, issued and outstanding 25 shares		100
Additional paid-in capital		13,023,866
Accumulated deficit		(12,217,065)
Total stockholder's equity		806,901
	$	1,706,696

See accompanying notes to financial statements.

TOBIAS BROS. INC.

NOTES TO FINANCIAL STATEMENTS

1. Nature of business

Tobias Bros. Inc. (the "Company") is a broker-dealer and investment advisor registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company's business is primarily comprised of agency commission transactions and providing investment management services.

2. Summary of significant accounting policies

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation. The Company provides for depreciation on the declining balance method for furniture and fixtures over an estimated useful life of five years.

Marketable Securities

Marketable securities, which consists of an equity security, are valued at market and unrealized gains and losses are reflected in revenues.

Securities Transactions

Securities transactions and the related revenues and expenses are recorded on the trade-date basis.

Management and Performance Fees

Management fees received during the year from investment management services are recognized when earned on a pro-rata basis over the term of the contracts. Performance fees are recognized annually based upon the performance of a managed fund.

Income Taxes

The Company's stockholder has elected to treat the Company as an "S" Corporation for federal and state income tax purposes. As such, the stockholder is liable for the federal and state taxes on corporate income and receives the benefit of corporate losses. The Company is treated as a "C" corporation for New York City ("NYC") income tax purposes.

The Company complies with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

2. Summary of significant accounting policies (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

3. Note receivable

The promissory note for $100,000 was repaid in December 2006.

4. Property and equipment

Details of property and equipment at December 31, 2006 are as follows:

Furniture and fixtures	$	77,035
Less accumulated depreciation		6,691
	$	70,344

In November 2006, the Company sold its corporate apartment for a sales price of $610,000. Net proceeds from the sale, after selling expenses, were approximately $566,000, resulting in a net gain on the sale of the property of $297,637.

5. Pension plan

The Company has a money purchase pension plan (the "Plan"), which covers all employees that meet certain eligibility requirements. The Plan, which is a defined contribution plan, was frozen in December 2005 and therefore no contributions have been accrued for at December 31, 2006.

6. Major customers and related party transactions

For the year ended December 31, 2006 revenues were earned from twelve customers, of which 85% of the commission revenues and 46% of the management and performance fee revenues were from related parties, in which the Company's stockholder, through various entities, has an ownership interest.

Pursuant to a month-to-month agreement, the Company pays an administrative overhead service charge, for rent, phone and fax lines, to a related party, which was $18,000 for the year ended December 31, 2006.

6. Major customers and related party transactions (continued)

Advances to the shareholder of approximately $148,000 are non-interest bearing and due on demand.

The amounts due from affiliates of the Company represent non-interest bearing advances with no definitive repayment terms.

7. Income taxes

Current taxes result from a New York City tax applied to all corporations.

Deferred taxes result from differences between the book and tax basis of assets and liabilities resulting from the Company being a cash basis taxpayer and net operating loss carryforwards.

As of December 31, 2006, the Company has NYC net operating loss carryforwards, which expire through 2026, of approximately $11,231,000, which results in a deferred tax asset of approximately $993,000. The Company also has a deferred tax asset of approximately $16,000 attributable to approximately $180,000 of differences between the book and tax basis of assets and liabilities, resulting from the Company being a cash basis taxpayer. The aggregate deferred tax asset of approximately $1,009,000 has been fully reserved for as of December 31, 2006. The Company will continue to assess the valuation allowance and to the extent it is determined that such allowance is no longer required, the tax benefit of the remaining net deferred tax asset will be recognized in the future. The valuation allowance increased $58,000 during the year ended December 31, 2006.

8. Commitments and contingencies

Pursuant to an agreement with its clearing broker, the Company is required to maintain net capital of at least $50,000 and to pay a minimum monthly clearing fee of $10,000.

In November, 2005, the SEC commenced an informal investigation into the matter of unauthorized trades by a former employee of the Company. Production of documents to the SEC was completed in 2005. Contingent on the findings of that investigation, the SEC may or may not institute a formal action or disciplinary against the Company. The probability of such an action or proceeding cannot be specified in advance.

In connection with the unauthorized trades, the Company and certain affiliated persons and entities (collectively the "Circle T Group") have filed a statement of claim in an NASD arbitration against the Circle T Group's former prime broker, Banc of America Securities LLC ("BofA") and Knight Capital Group, Inc. (d/b/a Direct Trading Institutional, LLC) an executing broker - dealer. The action against Direct Trading Institutional, LLC was withdrawn on March 7, 2006. The claim against BofA seeks compensatory and punitive damages for the losses incurred by the Circle T Group, in connection with the unauthorized trades. The claim is alleging that BofA failed to have systems in place to adequately supervise trading through the Circle T Group's prime broker account and for failing to alert the Circle T Group of the unusual activity in the account despite being fully aware of numerous irregularities. As of December, 2006, the outcome of the claim cannot be determined, therefore, no adjustments have been made to the financial statements.

9. Net capital requirements

The Company is a member of the NASD, and is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, and that equity capital may not be withdrawn, or cash dividends paid, if the resulting net capital ratio would exceed 10 to 1. At December 31, 2006, the Company's net capital was approximately $369,000, which was approximately $309,000 in excess of the computed minimum net capital required of approximately $60,000.

10. Exemption from Rule 15c3-3

The Company is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provision under sub paragraph (k)(2)(ii) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

11. Off-balance-sheet risk and concentration of credit risk

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to its sole clearing broker on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing broker. Under certain conditions, in accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the securities transactions introduced by the Company.

In addition, the receivable from the clearing broker at December 31, 2006 is pursuant to this clearance agreement.

END